

March 22, 2013

<u>Via Email</u>
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

> **Re: China Commercial Credit, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Amendment No. 2**
> **Submitted February 14, 2013**
> **File No. 377-00112**

Dear Mr. Qin:

We have completed our review of the above referenced confidential draft registration statement and have the following additional comments to those issued March 8, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. We note your response to comments 38 and 41 from our letter dated December 11, 2012 in which you state that China Commercial Credit, Inc. (CCC), through CCC BVI, CCC HK and WFOE, has exclusively controlled Wujiang Luxiang Rural Microcredit Co. Ltd (Wujiang Luxiang) and received all the economic benefits of Wujiang Luxiang through VIE agreements since September 26, 2012, when the VIE agreements were executed. Based upon our review of your corporate structure on page five and the VIE agreements provided as Exhibits 10.2 through 10.6 and the financial statements you have provided, it remains unclear

to us how you gave recognition to the execution of the VIE agreements from the perspective of CCC and how you have complied with the financial statement requirements of Article 3 of Regulation S-X, which requires inclusion of the financial statements of the registrant and its predecessors. Please provide us with financial statements that comply with Article 3 of Regulation S-X and provide us a comprehensive analysis of the authoritative guidance you relied upon to support your financial statement presentation.

Risks Related to Our Corporate Structure, page 25

2. We note your disclosure on page 28 that the failure or inability of your PRC shareholders to receive any required approvals or make any required registrations under SAFE Circular No. 75 may limit your PRC affiliates' ability to make distributions or pay dividends. Please tell us and revise your filing to discuss the process for making of distributions or paying dividends from your PRC affiliates, including the PRC governmental approvals required and how the PRC government enforces compliance with SAFE Circular No. 75. In addition, tell us how you considered SAFE Circular No. 75 and other restrictions in applying the guidance in Rule 4-08(e) and 5-04 of Regulation S-X.

Business, page 56

Contractual Arrangements, page 58

3. We note summary disclosures of your exclusive business cooperation agreement, share pledge agreement, exclusive option agreement, power of attorney, and timely reporting agreement, that are collectively also known as VIE agreements. We also note that these are agreements entered into by Wu Jiang Lu Xiang Information Technology Consulting Co., Ltd. (WFOE), WuJiang LuJiang, and the shareholders of Wujiang LuJiang. For each of your VIE agreements, please revise your disclosures here and elsewhere in your filing to include discussion of the following, to the extent not previously disclosed:

- Duration of each of these agreements;
- Renewal provisions, including a discussion of all parties who are required to consent to renewal;
- Termination of revocability provisions, including a discussion of the costs to terminate and who must consent to termination;
- Rights and restrictions/barriers to exercising those rights, for both the registrant and the VIE shareholder; and
- Obligations/requirements under the contracts.

While these agreements may be included as exhibits to your filing, we believe that enhanced disclosures related to these agreements should also be provided in your filing.

4. As a related matter, we note disclosure on page 59 that for your exclusive option agreement, the option price is equal to the capital paid in by the Wujiang Luxiang shareholders. Please revise your filing to quantify the total option price as of the most recent period that would be paid to WuJiang Luxiang shareholders if WFOE exercised the option to purchase all of the equity interests in Wujiang Luxiang. In addition, please disclose whether such option price is fixed or will change in the future based on additional capital contributions or WuJiang Luxiang's results of operations.

Exhibits

5. We note that you have filed a Share Pledge Agreement, an Exclusive Option Agreement, and a Power of Attorney agreement between WFOE and Wu Jiang Hui Xin Weaving Co., Ltd. as Exhibits 10.3, 10.4, and 10.5, respectively. Please amend your filing to either file similar agreements as exhibits for the remaining shareholders of Wujiang Luxiang or definitively confirm to us that these agreements exist and have been executed. As part of your response, to the extent you do not file the agreements, please confirm each agreement is substantially similar to Exhibits 10.3, 10.4, and 10.5 and provide to us a schedule listing each shareholder of Wujiang Luxiang, their percentage ownership, and the date they signed the agreements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy. See at (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

Via Email to: Benjamin S. Reichel
      breichel@egsllp.com